Wayne A. Wald Akerman Senterfitt LLP 335 Madison Avenue Suite 2600 New York, NY 10017 Tel: 212.880.3800 Fax: 212.880.8965

December 5, 2012

Via Edgar Transmission and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Justin Dobbie

Re:	Carrols Restaurant Group, Inc.

Registration Statement on Form S-4

Filed November 22, 2012

File No. 333-185104

Dear Mr. Dobbie:

Set forth below is the response on behalf of Carrols Restaurant Group, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated November 29, 2012 (the “Comment Letter”) concerning the referenced Registration Statement on Form S-4 which was filed with the Commission on November 22, 2012. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this comment response letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, the Company.

We are providing to you under separate cover two copies of Amendment No. 1 to the above-referenced Registration Statement on Form S-4, which has been filed with the Commission concurrently herewith, one of which have been marked to show changes from the previously filed version.

General

1.	We note that you are registering the exchange of 11.25% Senior Secured Second Lien Notes

akerman.com

BOCA RATON    DALLAS    DENVER    FORT LAUDERDALE     JACKSONVILLE    LAS VEGAS    LOS ANGELES

MADISON     MIAMI    NAPLES     NEW YORK    ORLANDO    PALM BEACH    SALT LAKE CITY     TALLAHASSEE

TAMPA    TYSONS CORNER    WASHINGTON, D.C.    WEST PALM BEACH

Justin Dobbie

Securities and Exchange Commission

December 5, 2012

due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

We are concurrently providing under separate cover a supplemental letter stating that we are registering the exchange offer in reliance on the Commission’s position contained in the aforementioned letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

In submitting this comment response letter, the Company has authorized me to acknowledge on its behalf that:

(i)	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding any of our responses or the revised Registration Statement on Form S-4, please feel free to call me (212-880-3841) or Palash I. Pandya (212-822-2240) of Akerman Senterfitt LLP, or William E. Myers, Vice President, General Counsel and Secretary of the Company (315-424-0513, ext. 2222).

Sincerely,

/s/ Wayne A. Wald

Wayne A. Wald

cc:	Daniel T. Accordino

William E. Myers

Palash I. Pandya

CARROLS RESTAURANT GROUP, INC.

December 5, 2012

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention: The Staff

Re:	Carrols Restaurant Group, Inc. and the Subsidiary Guarantors

Registration Statement on Form S-4, Registration No. 333-185104

Ladies and Gentlemen:

This letter is being sent to you in accordance with the requirements set forth in the Morgan Stanley & Co. Incorporated (avail. June 5, 1991) no-action letter (the “Morgan Stanley Letter”) and the Shearman & Sterling (avail. July 2, 1993) no-action letter (the “Shearman & Sterling Letter”), relating to registered exchange offers.

Carrols Restaurant Group, Inc. (the “Company”), and the Company’s subsidiaries (the “Subsidiary Guarantors”) are concurrently herewith filing with the Securities and Exchange Commission (the “Commission”) an Amendment No. 1 to Registration Statement on Form S-4, Registration No. 333-185104 (as amended, the “Registration Statement”), relating to a proposed exchange offer (the “Exchange Offer”), whereby the Company would offer to exchange its 11.25% Senior Secured Second Lien Notes due 2018 and the guarantees thereof (the “Exchange Securities”) for an equivalent principal amount of its previously-issued and outstanding 11.25% Senior Secured Second Lien Notes due 2018 and the guarantees thereof (the “Outstanding Securities”). The terms of the Exchange Securities and the Outstanding Securities are substantially identical in all respects, except that the Exchange Securities will be registered under the Securities Act of 1933, as amended (the “Securities Act”), and the Outstanding Securities are not.

Pursuant to the requirements of the Morgan Stanley Letter, the Company hereby advises you that it is registering the Exchange Offer in reliance on the position of the staff of the Commission enunciated in the Exxon Capital Holdings Corporation (avail. May 13, 1988) no-action letter (the “Exxon Capital Letter”), the Morgan Stanley Letter and the Shearman & Sterling Letter. The Company further represents that it has not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the Exchange Securities to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person (including any broker-dealer) participating in the Exchange Offer will acquire the Exchange Securities in their ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Securities to be received in the Exchange Offer. In this regard, the Company is making each person (including any broker-dealer) participating in the Exchange Offer aware, through the Exchange Offer prospectus or otherwise, that any securityholder using the Exchange Offer to participate in a distribution of the Exchange Securities to be acquired in the registered Exchange Offer (1) cannot rely on the position of the staff of the Commission enunciated in the Exxon Capital Letter or similar letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

In addition, the Company is making each person (including any broker-dealer) participating in the Exchange Offer aware, through the Exchange Offer prospectus or otherwise, that any broker-dealer who holds Outstanding Securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Securities in exchange for such Outstanding Securities pursuant to the Exchange Offer, may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act (which prospectus delivery requirement may be satisfied with the Exchange Offer prospectus because it contains a plan of distribution with respect to such resale transactions) in connection with any resale of such Exchange Securities. Further, the Company will include in the transmittal letter relating to the Exchange Offer a provision to the effect that, if the exchange offeree is a broker-dealer holding Outstanding Securities acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Securities received in respect of such Outstanding Securities pursuant to the Exchange Offer (see the form of Letter of Transmittal filed as an exhibit to the Registration Statement).

The Company will commence the Exchange Offer for the Outstanding Securities after the Registration Statement is declared effective by the staff of the Commission. The Exchange Offer will remain in effect for a limited time and will be conducted by the Company in compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder.

Please feel free to call Wayne A. Wald at (212) 880-3841 or Palash Pandya at (212) 822-2240 of Akerman Senterfitt LLP if you have any questions regarding this letter.

Sincerely,

CARROLS RESTAURANT GROUP, INC.

By:	/s/ William E. Myers
William E. Myers
Vice President, General Counsel and
Secretary